FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 3, 2023

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly held Company with Authorized Capital

CNPJ/ME No. 07.628.528/0001-59

NIRE 35.300.326.237

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“Company” or “BrasilAgro”) are hereby called, pursuant to article 124 of Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”) and articles 4 and 6 of CVM Resolution No. 81, of March 29, of 2022, as amended (“CVM Resolution 81”), to attend an Extraordinary General Meeting to be held, on first call, at 12:00 p.m. local time (UTC-3) of April 28, 2023, in virtual format only (“Meeting”), as per the prerogative set forth in article 124, paragraph 2-A, of Corporate Law, regulated by CVM Resolution 81, through the electronic platform “Ten Meetings” (“Digital Platform”), with access via the electronic address (https://www.tenmeetings.com.br/assembleia/portal/?id=36A5E06D5D85) (“Meeting’s Electronic Address”), to resolve upon the proposal for amendment and restatement of the Company’s bylaws (“Bylaws”), to alter the requirements of the composition of the statutory audit committee, installation of the permanent fiscal council, and adapt the definitions of Article 42 relating the definition of control and other dispositions.

1	General Information

The documentation related to the agenda of the Meeting is available for analysis at the headquarters of the Company, on the website of the Company’s Investors Relations department (https://ri.brasil-agro.com/), and the websites of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and Comissão de Valores Mobiliários (“CVM”) (www.cvm.gov.br).

2	Attendance by Digital Platform

2.1	In order for shareholders or their legal representatives to participate and/or vote at the Meeting, they must submit copies of the following documents:

(i)	Private Individuals: (a) shareholder’s photo ID; (b) if represented by an attorney-in-fact, a power of attorney with special powers; and (c) if applicable, the attorney’s photo ID.

(ii)	Legal entities: (a) last amended and restated version of the bylaws/articles of association of the company; (b) corporate documents proving the representation powers of the company; (c) photo ID of the legal representative(s) of the company; (d) if represented by an attorney-in-fact, a power of attorney with special powers; and (e) if applicable, the attorney’s photo ID.

(iii)	Investment funds: (a) last amended and restated version of the bylaws or articles of association of the fund or its manager, as the case may be, under the voting policy of the fund; (b) corporate documents proving the representation powers of the fund; (c) photo ID of the legal representative(s) of the administrator or manager of the fund; (d) if represented by an attorney-in-fact, a power of attorney with special powers; and (e) if applicable, the attorney’s photo ID.

2.2	In any of the cases above, evidence of the capacity as a shareholder of the Company, issued within the last five (5) days by the financial institution responsible for the bookkeeping of the shares (i.e., Itaú Corretora de Valores S.A.) must also be presented.

2.3	Under article 126, paragraph first, of Corporation Law and Article 10, paragraph 4, of the Company’s Bylaws, shareholders may be represented at the Meeting by attorneys-in-fact.

2.4	The Company hereby informs that: (i) will not require a certified translation of documents originally written in Portuguese, English, or Spanish, or accompanied by a translation into these languages; (ii) will accept the presentation of certified copies of documents and will dispense the authentication of signatures, with each shareholder being responsible for the veracity and integrity of the documents presented; furthermore, (iii) concerning the powers of attorney granted electronically by shareholders to their representatives or attorneys-in-fact, reinforces that such documents must use digital certificates issued by the Brazilian Public Key Infrastructure – ICP-Brazil.

2.5	Pursuant to article 5, item III, of CVM Resolution 81, to participate virtually in the Meeting through the Digital Platform, the shareholders, their legal representatives or their attorneys-in-fact must observe the following guidelines, which are detailed in the Digital Platform Manual –Attendants of the Company, which is also available for download at the Meeting’s Electronic Address:

2.5.1	All powers of attorney, identification documents, and shareholding positions will be received by the Company upon registration on the Digital Platform, which shall be made at the Meeting’s Electronic Address no later than 48 hours before the Meeting is held, that is, by 12:00 p.m. on April 26, 2023, pursuant to the provisions of article 6, paragraphs 1 and 3 of CVM Resolution 81;

2.5.2	After the shareholder has made a registration request, he/she will be informed via e-mail that the request is under analysis by the Company. If the registration is approved, the shareholder will be informed by e-mail to that effect. If for any reason the request for registration is denied by the Company, the attendant will receive an e-mail detailing the reasons for the denial and, if applicable, will be guided on the procedures for regularizing its registration.

2.5.3	After registering, the attorney will have access to a virtual environment (“Representatives Panel”) which is also accessed through the Meeting’s Electronic Address. There, the attorney may follow the approval status of each represented party, as well as update its documentation through access with its previously registered login and password;

2.5.4	Access to the Meeting will be restricted to shareholders, their representatives, or attorneys who have registered in advance within the period established in this Call Notice. Even if a shareholder has his/her registration approved by the Company, he/she will not be able to access the virtual environment in which the Meeting will be held if he/she does not have shares registered in the latest list of shareholders base of the Company;

2.5.5	Pursuant to CVM Resolution 81, the submission of a distance voting ballot through B3 exempts the need for prior accreditation. To participate in the remote voting system, the completion, and submission of the distance voting ballot, as made available on the Company’s website and the websites of CVM and B3, must be done by 12:00 p.m. on April 21, 2023: (a) by filling instructions for completing forwarded to the depository agent - exclusively for holders of shares deposited with the custody agent; (b) by filing instructions for completing forwarded to the bookkeeping agent of the shares issued by the Company (i.e., Itaú Corretora de Valores S.A.) – exclusively for holders of shares deposited with the bookkeeping agent; or, (c) by distance voting ballot for participation in the Meeting submitted directly to the Company.

In case of any questions, please contact the Investors Relations department, by phone at (55-11) 3035-5350 or by e-mail ri@brasil-agro.com.

São Paulo, March 28, 2023

______________________________ Eduardo Sergio Elsztain Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2023	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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